FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of: August 16, 1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 16, 1999

NEWCOURT CREDIT GROUP INC.


/__________________________/
By: John P. Stevenson
Corporate Secretary






NEWS                                        FOR IMMEDIATE RELEASE:

Contact:  National City                Contact: Newcourt Financial
Bill Eiler                                      Joe Kaplan
Media Relations                                 Vice President of Marketing
(412) 644-8073                                  (973) 606-4671
                                                joe_kaplan@newcourt.com


           National City and Newcourt to Offer Small Business Leasing

Cleveland, OH, & Parsippany, NJ, August 16, 1999 - National City Corporation (NYSE:NCC) and Newcourt Credit Group Inc. (NYSE, TSE, MSE: NCT) today announced an agreement to introduce the first Small Business Leasing Program for National City customers.

Under the agreement, Newcourt Financial, a division of Toronto-based Newcourt Credit Group, will provide customized small business leasing solutions through National City's more than 1,300 branches in the United States, a network of approximately 400 experienced Small Business Banking professionals and collaborative marketing efforts.

"This agreement with Newcourt, a leader in commercial financing, is a major advance in National City's growing commitment to helping small businesses build a strong future," said Michael Price, National City's director of small business banking. "The Small Business Leasing Program provided by Newcourt Financial, a first for National City customers, will enhance and expand our ability to deliver complete and flexible financial solutions that are tailored to meet the needs of small businesses."

"Newcourt is excited about our new relationship with National City and the opportunity to provide its small business customers with innovative leasing alternatives. This program enables small businesses to cost effectively obtain essential equipment and technology," said Bradley Nullmeyer, president of Newcourt Financial.

National City expects to begin marketing the Small Business Leasing Program to its customers in the fourth quarter of 1999. Newcourt Financial will offer small businesses flexible leasing transactions ranging from $5,000 to $100,000 for leasing the vital equipment they need, such as personal computers, furniture, telephone and communications systems, fax machines and commercial vehicles.

Richard M. Lawton, National City vice president and small business product manager, said the program will "fill an important void by introducing many entrepreneurs and small business owners to the benefits of leasing."

                                                                       more...


Lawton said the benefits of leasing for small businesses include: cash conservation and cash management; reduced down payments; lower up-front costs; lower monthly lease payments; less bookkeeping; tax benefits; and the flexibility to upgrade or replace technology and equipment.

Roger Crafe, Vice President and General Manager for Newcourt Financial, said "this alliance enables National City and Newcourt to build and expand relationships with more small business customers. Together, we will provide fully integrated, seamless leasing solutions to National City's customers."

"The Small Business Leasing Program will offer National City customers flexible financing plans, fast credit decisions, easy-to-understand documentation and responsive, professional service." Price concluded, "This agreement is a win-win for National City's small business customers, our company and Newcourt."

About National City

National City Corporation is an $84 billion bank holding company based in Cleveland, Ohio. The company offers a full range of financial services including investment banking, brokerage, insurance, mutual funds and traditional banking services to individuals and businesses. National City can be found on the World Wide Web at www.national-city.com .

About Newcourt

Newcourt Credit Group is one of the world's leading sources of commercial and corporate financing with more than $25 billion in managed assets and global capability in 26 countries. Newcourt Financial is a division that provides financing solutions for a wide range of industries, including companies in information technology, telecommunications, office products, transportation and construction. Newcourt Financial has developed customized financing programs for companies including Dell Computer, Lucent Technologies and Snap-on.